Exhibit (a)(5)(A)

Mark Nordlicht Commences Tender Offer
to Acquire All Outstanding Shares of
Optionable, Inc. for $0.035 per Share in Cash

All-Cash Offer Provides Immediate and Certain Value and a Premium for Optionable Shareholders

New York, New York – June 13, 2011 – Mark Nordlicht announced today he has commenced a tender offer for all outstanding shares of common stock of Optionable, Inc. (OTCBB: OPBL) for $0.035 per share, net to the seller in cash, without interest and less any required withholding taxes.  The transaction is valued at approximately $1,530,832, not including related fees and expenses. The offer is scheduled to expire at 5:00 p.m., New York City time on Friday, July 15, 2011.

Today, Mr. Nordlicht will file with the U.S. Securities and Exchange Commission (“SEC”) a Tender Offer Statement on Schedule TO, containing the Offer to Purchase, form of Letter of Transmittal and related tender offer documents, setting forth in detail the terms and conditions of the tender offer.  The tender offer is conditioned on, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares, which, together with the Shares then owned by the Purchaser, represents at least 10% of the total number of Shares outstanding on a fully diluted basis as of the date of this Offer to Purchase, which Mr. Nordlicht has computed as 5,051,613 Shares, (ii) Optionable’s Board of Directors having approved the Offer or the Purchaser is otherwise satisfied in his sole discretion that the restrictions on business combinations with interested stockholders set forth in Section 203 of the Delaware General Corporation Law and any other applicable anti-takeover laws are inapplicable to the Offer, (iii) Optionable not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Mr. Nordlicht’s ability to acquire Optionable or otherwise diminishing the expected value to Mr. Nordlicht of the acquisition of Optionable.  The Offer is not conditioned upon any financing arrangements.

Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities.  In connection with the proposed transaction, Mark Nordlicht will file tender offer documents with the U.S. Securities and Exchange Commission (the “SEC”).  These documents will be mailed to all Optionable, Inc. shareholders of record. These documents, as they may be amended from time to time, contain important information about the proposed transaction and shareholders of Optionable, Inc. are urged to read them carefully and in their entirety before any decision is made with respect to the proposed transaction.  The tender offer materials may be obtained at no charge by directing a request by mail to VStock Transfer LLC, 77 Spruce Street, Suite 201, Cedarhurst, New York 11516, and may also be obtained at no charge at the website maintained by the SEC at www.sec.gov.